October 15, 2008

Timothy D. Consalvi
President and Chief Executive Officer
Gateway International Holdings Inc.
2672 Dow Avenue
Tustin, California 92780

> **Re: Gateway International Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed May 16, 2008**
> **File No. 0-53265**

Dear Mr. Consalvi:

We have completed our review of your Form 10 and do not, at this time, have any further comments.

Sincerely,

Perry Hindin
Special Counsel